Filed by Pharmacopeia, Inc. This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934, as amended. Subject Company:
Pharmacopeia, Inc. Commission File No.: 0-27188

                            FORM OF PRESS RELEASE

[PHARMACOPEIA LOGO]

FOR IMMEDIATE RELEASE

                  PHARMACOPEIA AND EOS BIOTECHNOLOGY TO MERGE
     - Combination Will Capitalize on Complete Drug Discovery Capabilities -

Princeton, NJ, and South San Francisco, CA, August 22, 2001 - Pharmacopeia, Inc. (Nasdaq: PCOP) and Eos Biotechnology, Inc. today announced that their Boards of Directors have unanimously approved an agreement under which privately-held Eos will merge with Pharmacopeia in a tax-free, stock for stock transaction. Based on Pharmacopeia's closing stock price of $18.51 on August 21, 2001, the transaction is valued at approximately $197 million, including the value of shares to be issued upon the exercise of stock options to be assumed in the transaction. Included in the transaction value is $44 million of cash owned by Eos.

The transaction unites Eos' drug target identification and validation expertise and therapeutic antibody development skills with Pharmacopeia's integrated small molecule drug discovery capabilities. The combined technologies will create a powerful platform for the identification and validation of drug targets and the discovery of small molecule and therapeutic antibody treatments for cancer, angiogenesis, inflammation and other diseases.

EOS' STRENGTHS

Eos brings leading edge, genomics-based drug discovery technology and expertise to the combined company including:

o GENOMICS TOOLSET FOR THE DISCOVERY OF PROPRIETARY TARGETS - Eos' internally developed toolset includes 1) a GeneChip(TM) array containing greater than 90% of all human genes on a single chip; 2) robust gene expression databases containing more than 1 billion datapoints from both diseased and normal tissues; and 3) a proprietary bioinformatics platform to identify disease-specific gene activity.

     Eos has identified hundreds of disease enriched and specific targets from several major cancers and angiogenesis, the process of blood vessel formation. Currently, 90 of these targets from 6 of the most common cancers and angiogenesis are in the validation process or development pipeline at Eos.

     Eos has entered into major research and development collaborations with Biogen and Aventis-Pasteur for the discovery and validation of targets for therapeutic antibodies and vaccine therapies, respectively.

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o    GENE EXPRESSION DATA - the gene expression data generated by Eos' genomics toolset is a powerful asset for the internal discovery of proprietary targets. Future opportunities to commercialize these data and the related proprietary bioinformatics platform will be exploited.

o METHODS TO DEVELOP ANTIBODY THERAPEUTICS - through collaborative arrangements, Eos has broad access to fully human antibodies, as well as internal capabilities to humanize antibodies made in non-human species. Additionally, Eos has broad access to technologies that couple extremely potent chemotherapeutic drugs to antibodies developed at Eos, thus allowing the potent chemical agent to destroy diseased cells while sparing normal tissues.

     Eos has a lead candidate antibody that is believed to inhibit the pathologic process of angiogenesis. This antibody candidate is now in preclinical development and Eos anticipates that it should be ready for clinical development next year. Eos' pipeline should yield multiple therapeutic candidates moving toward the clinic over the next several years.

o SMALL MOLECULE RIGHTS TO TARGETS - Eos' target selection and validation processes are also used to identify small molecule "ready" targets. The company believes that, to date, approximately 30% of the 90 therapeutic antibody targets identified by Eos may represent target structures also appropriate for small molecule drugs that can be taken in tablet or capsule form.

o EXPERIENCED MANAGEMENT TEAM - Led by David W. Martin, M.D., Eos' management team is comprised of highly skilled experts in the fields of biological and genomic research.

Joseph A. Mollica, Ph.D., Pharmacopeia's Chairman, President and Chief Executive Officer said, "Today marks a major milestone in the evolution of Pharmacopeia towards a complete and fully integrated drug discovery business that, over time, will afford higher revenue and growth opportunity. Eos has designed and built an integrated platform of custom genomics-based tools used to discover and validate targets and to discover antibody therapeutics that are highly specific in the treatment of cancer, angiogenesis, and inflammatory disease.

"By combining Eos' skills and assets with Pharmacopeia's leadership in experimentation, computation, and informatics products, our combined company will have the full spectrum of drug discovery capabilities from target discovery and validation, through lead discovery, enhancement and optimization. The combination will also create many new scientific and business opportunities not currently available to either company. Furthermore, there is a high level of complementarity between the excellent management teams and the world-class scientists of both organizations.

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"While historically Pharmacopeia's services have been provided to support our customer's drug discovery goals, we will now be able to set our own objectives and, importantly, move up the `value chain' in our drug discovery business. In short, our combined company will have all the science, technology, partnerships, and management in place to create a full-fledged drug discovery company," Dr. Mollica concluded.

David W. Martin, M.D., President and Chief Executive Officer of Eos said, "I am very excited about today's announcement and the potential it represents for our combined company. We will have the genomics, biology, chemistry, human resources, finances and facilities to achieve our drug discovery goals. With our joint resources, we will be able to fully leverage the genome for discovering and validating novel molecular targets, and for generating antibody and pharmaceutical therapeutics directed towards those targets. In addition, through partnerships for advanced preclinical and clinical development, we intend to develop product candidates at least through Phase 2(a) of clinical trials.

"Eos' established partnerships with industry leaders such as Biogen, Aventis, and Medarex validate our technology and will provide funding and technology access going forward. Furthermore, we see long term opportunity in allying ourselves with Pharmacopeia's Accelrys unit to provide additional offerings that will grow revenues and enable Accelrys' customers to be more productive in their drug discovery efforts. I look forward to working with Joe and his team to aggressively grow the product pipeline and to realize the extraordinary potential of our two great companies."

BENEFITS OF THE TRANSACTION

The combination of Pharmacopeia and Eos is expected to create opportunities not currently available to either company alone. These include:

o POWERFUL COMBINATION OF GENOMICS, BIOLOGY AND CHEMISTRY - the combined company will seek to discover and develop its own therapeutics against proprietary targets. In addition, the combination will also allow Pharmacopeia to exploit intracellular targets from Eos' genomics-based analysis that are not useful as antibody targets but are precisely the kinds of small molecule targets with which Pharmacopeia has demonstrated success.

o ADDITIONAL ACCELRYS SOFTWARE OFFERINGS - The combined company intends to offer complete genome expression databases and proprietary bioinformatics software solutions through the Accelrys sales and marketing infrastructure. These additional tools are expected to enhance the quality of Accelrys' product offerings and drive future revenue growth.

o PARTNERING OPPORTUNITIES - With specific therapeutic expertise in cancer, angiogenesis, and inflammation, antibody therapeutics, monoclonal antibody-validated small molecule candidates, and pre-clinical and/or clinical data, the

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     combined offering will be a more powerful supplement to a partners'
     discovery efforts than either company can currently offer.

o SPEED TO CLINIC - Eos' proven antibody approach could rapidly generate a steady stream of therapeutic candidates for clinical evaluation. A lead candidate antibody that inhibits the pathologic process of angiogenesis may enter clinical development as early as next year.

TERMS OF THE TRANSACTION

Under the terms of the agreement, and based on Pharmacopeia's current stock price, Pharmacopeia would issue approximately 10 million shares of common stock and assume options and warrants to acquire an additional 600,000 shares of Pharmacopeia common stock. Included in the transaction value is approximately $44 million in cash owned by Eos. If Pharmacopeia's average stock price, computed at closing, is below $14.89 per share or a transaction value of $158.5 million, then Pharmacopeia will pay the difference between the average closing price and $14.89 per share in cash, subject to a right to terminate if the cash consideration exceeds $33.5 million. In the event that the cash consideration exceeds $63.4 million, Eos will have the right to terminate the transaction. If Pharmacopeia's average stock price is above $20.00 per share, or a transaction value of $213.0 million, Pharmacopeia will issue a number of shares and options equivalent to a transaction value of $213.0 million. The transaction is intended to be tax-free.

The transaction is subject to customary closing conditions, including regulatory approval and approval by the stockholders of Pharmacopeia. A majority of the stockholders of Eos has voted to approve the merger. The transaction is expected to close during the fourth quarter of 2001.

Upon completion of the transaction, Eos will become a wholly-owned subsidiary of Pharmacopeia. Dr. Mollica will remain as Chairman, President and Chief Executive Officer of Pharmacopeia. Dr. Martin, currently President and Chief Executive Officer of Eos, will become President of Pharmacopeia's drug discovery operation, which will include Eos. This unit will focus on drug discovery, collaborative research and development, and genomics research. Pharmacopeia's Board of Directors will be expanded to include Dr. Martin and Nicholas J. Pritzker, the current chairman of Eos' Board of Directors.

GUIDANCE

Assuming the close of the Eos transaction in the fourth quarter of 2001, the Company issued the following guidance with respect to expected financial results for 2002 and beyond. Pharmacopeia expects combined drug discovery revenues in excess of $45 million in 2002 and drug discovery pro forma operating losses approaching $30 million, excluding acquisition related charges. The company anticipates that collaborative drug discovery revenue growth would accelerate thereafter as the Company adds more and larger

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Page 5

collaborations and begins to out-license the later stage internally funded projects. Pharmacopeia expects its drug discovery business to begin showing profits in 2004 at which point the effect of the merger is expected to be neutral to earnings. Thereafter, the merger is expected to be accretive.

The Company also noted that the proposed merger will not dilute the financial results of Accelrys, Pharmacopeia's software business. Pharmacopeia expects 2002 Accelrys organic revenue growth in excess of 20% driving pro forma operating profits, excluding acquisition related charges, of about $15 million. Looking ahead, the opportunity to sell Eos' proprietary biological and chemical data content through Accelrys' strong distribution channels should enhance the revenue growth trajectory and profitability of the software business.

While its current priority is the successful completion of the Eos merger, Pharmacopeia reiterated its intent to consider the eventual separation of its Accelrys software business from its drug discovery business. While the Company continues to see significant synergies between computational software development and experimental research, it believes that there are other corporate scenarios that would allow for productive inter-relationships while still allowing the value of each business to be optimized. Among the strategic alternatives under consideration is an initial public offering of Accelrys.

UBS Warburg acted as financial advisor and Dechert acted as legal counsel to Pharmacopeia. Robertson Stephens, Inc. acted as financial advisor to Eos, Dresdner Kleinwort Wasserstein, Inc. provided a fairness opinion to the Eos Board and Debevoise & Plimpton acted as legal counsel to Eos.

Eos Biotechnology, a privately funded biotechnology company in South San Francisco, develops, applies and integrates a variety of high-throughput genomics, bioinformatics and biological processes for the creation of novel therapeutic and diagnostic products. Eos technologies are being applied to rapidly and cost-effectively build a pipeline of novel and medically important therapeutics and diagnostics in the areas of oncology, angiogenesis and inflammation, with initial product development efforts focused in the area of therapeutic antibodies. Further information about Eos and its programs is available at http://www.eosbiotech.com

Pharmacopeia (www.pharmacopeia.com) is a leader in enabling science and technology that accelerates and improves the drug discovery and chemical development processes. Pharmacopeia's drug discovery business integrates proprietary small molecule combinatorial and medicinal chemistry, high-throughput screening, in-vitro pharmacology, computational methods and informatics to discover and optimize lead compounds. Pharmacopeia's software subsidiary, Accelrys, develops and commercializes molecular modeling and simulation software for the life sciences and materials research markets, cheminformatics and decision support systems, and bioinformatics tools including gene sequence analysis. Accelrys Consulting Services provides expert assistance in the configuration, implementation and integration of a wide variety of software solutions to

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Page 6

enable superior research and discovery. Pharmacopeia employs approximately 800 people, generated 2000 revenues of approximately $119 million, and is headquartered in Princeton, NJ.

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the United States Securities and Exchange Commission by Pharmacopeia. Security holders may receive a free copy of the proxy statement/prospectus when available, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at P.O. Box 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus to be filed with the SEC by Pharmacopeia, and will be available on the SEC's web site as referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings.

These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Page 7

CONFERENCE CALL AND WEBCAST

Pharmacopeia will host a conference call and webcast to discuss the merger of Eos and Pharmacopeia today, August 22, 2001 at 10:00 a.m. EDT. Investors may listen to the call, which may contain forward-looking information, by dialing
(800) 360-9865 from within the U.S. and (973) 694-6836 from outside the U.S. Alternatively, a live webcast of the call will be available on Pharmacopeia's website at WWW.PHARMACOPEIA.COM or at www.streetfusion.com. Investors may also listen to a replay of the call via webcast at www.pharmacopeia.com or at WWW.STREETFUSION.COM or by dialing (800) 428-6051 from locations in the U.S. and
(973) 709-2089 from outside the U.S. The call-in and webcast replays will be available for 30 days following the call. Please refer to reservation number 207701.

CONTACT INFORMATION:

CONTACT FOR PHARMACOPEIA                                    CONTACT FOR EOS

Sue Rodney                                                  David W. Martin
Manager, Investor Relations                                 President and CEO
(609) 452-3643                                              (650) 246-2302
SRODNEY@PHARMACOP.COM                                       WWW.EOSBIOTECH.COM






                                       ###

Form of letter delivered to Company employees

It is my great pleasure to announce that Pharmacopeia has entered into a definitive merger agreement with Eos Biotechnology. The transaction unites Eos' drug target identification and validation expertise and therapeutic antibody development skills with Pharmacopeia's Drug Discovery business unit's integrated small molecule drug discovery capabilities. The combined technologies will create a powerful platform for the identification and validation of drug targets and the discovery of small molecule and therapeutic antibody treatments for cancer, angiogenesis, inflammation and other diseases.

It is our strong belief that by combining Eos' skills and assets with Pharmacopeia's Drug Discovery business unit's leadership in experimentation, computation, and informatics products, our combined company will have the full spectrum of drug discovery capabilities from target discovery and validation, through lead discovery, enhancement and optimization. The combination will also create many new scientific and business opportunities not currently available to either company.

Additionally, we see the potential to leverage Eos' complete genome expression databases and proprietary bioinformatics software solutions to enhance Accelrys' bioinformatics product offerings and drive future revenue growth.

Furthermore, there is a high level of complementarity between the excellent management teams and the world-class scientists of both organizations.

Please go to the press release link below for complete details on this exciting new partnership.

http://www.pcop.com/corp/cnews/pr/pr20010821.html

We look forward to having the opportunity to provide you with a detailed overview on Eos and of this transaction during the upcoming series of quarterly meeting that are scheduled to take place in all Accelrys' locations over the next week.

Regards,

Mike

                         FORM OF CONFERENCE CALL SCRIPT

                              Pharmacopeia and Eos
                                 Conference Call
                                 August 22, 2001

Title Slide
Operator:     Brief Introduction

Joe:               Thank you and good morning everyone.

Slide #2
I'm pleased to speak with you today about the exciting announcement that we issued earlier this morning. Pharmacopeia has announced a definitive agreement whereby Eos will merge with Pharmacopeia. Eos is a privately held genomics leader, specializing in target identification and validation, therapeutic antibody development and bioinformatics content and tools.

As always, I should caution you that actual results or events in the future may differ from projections contained in our forward-looking statements for the reasons set forth in the press release and our periodic SEC filings. We disclaim any responsibility to update our forward-looking statements.

Joining me to explain the unique assets and skills that Eos brings to this combination is David Martin, Eos' President and CEO. I'm also pleased to be joined by Bruce and Sue.

Slide #3
This merger is strategically very significant for us. As we have previously stated, we made a corporate decision to pursue a strategic alternative that would make us less dependent on collaborators as the source for proprietary targets and as the controlling factor in our drug discovery pace. We believe that by augmenting our broad, integrated drug discovery platform with a consistent quantity and source of high quality, proprietary targets, we could best leverage our skills and technologies and optimize the rate at which we discover our own new drugs.

Slide #4
I'm excited to say that Eos not only provides us with this exact strategic fit, but they bring several other important skills and assets that we believe will set us apart from our drug discovery and software competitors:

o Eos has an established genomics tool set and expertise that allows its researchers to extract from the human genome information about the activity of essentially every human gene for the discovery of novel, proprietary targets.
o These tools, which include disease and normal tissue specimen databases, the world's most gene-dense, comprehensive DNA arrays, and proprietary bioinformatics software, are powerful aids in the discovery of novel targets.

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     Future opportunities to commercialize this data and the related proprietary technologies are significant.
o Eos is developing antibodies against these targets, both as powerful target validation tools and as therapeutics. In fact, a monoclonal antibody, potentially important in preventing angiogenesis (new blood vessel formation), could enter the clinic next year.
o Importantly, and consistent with Pharmacopeia's current expertise, Eos has retained small molecule rights to all of its targets.
o Finally, I can't say enough about the quality of our colleagues at Eos. Collectively, they bring a significant amount of complementary experience, expertise, leadership, and vision in a field that is both complex and rapidly changing.

Slide #5
I'd now like to turn the call over to David to provide you more detail on these scientific highlights, and on Eos in general. David and I have known each other for more than 10 years and actually worked together for more than 3 of those years at DuPont Merck. David brings exceptional scientific and leadership skills to this combination, having held senior executive level positions at Genentech, DuPont Merck, Chiron and Lynx Therapeutics. He was also a Professor of Medicine and Biochemistry and a Howard Hughes Investigator at UC San Francisco for many years. David.....

David:

Thanks Joe. First, let me say it's very exciting for Eos and for me personally to be here with you this morning. I'm delighted to have the opportunity to introduce you to Eos, its science, technology, management, and major initiatives. As you can imagine, we are all very enthusiastic about the prospect of joining forces with Pharmacopeia. We believe our skills and assets are very complementary and will serve to enhance Pharmacopeia's existing abilities to create new business opportunities and to increase shareholder value.

Slide #6
We are a privately held company founded 4 years ago and based in South San Francisco. We employ 78 people, 40% of whom are Ph.D. level scientists and 15% are highly skilled bioinformaticists. These are the people who develop the science and technology that I will explain to you today.

Slide #7
Our primary strategy is to leverage the complete human genome for the identification of drug targets and for the rapid development of therapeutic antibodies. We are currently focused in the areas of cancer, angiogenesis, and inflammation but we believe that our science, technologies and approaches are applicable in many other therapeutic areas.

Slide #8

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I'd like to spend a few minutes discussing in more detail the highlights about
Eos that Joe just mentioned. We have in fact established a genomics-based tool set that allows us to discover and validate proprietary therapeutic targets. Our approach to target discovery and validation is distinct from traditional drug discovery programs. We begin by choosing a disease for which we can identify a key disease-causing cell, for example, the malignant cell in cancer. Then we examine both diseased and normal tissues to find all genes that are uniquely active in the disease-causing cell but that are absent or nearly absent in healthy tissues. After the target is identified, we first determine whether the target is present on the surface of the disease-causing cell and thereby accessible to a therapeutic antibody. If so, we can attack the culprit cell with a specific antibody. If a naked antibody does not suffice, we can attach a payload to the antibody in order to deliver a lethal hit to the culprit.

Some targets that are attractive as antibody targets are also attractive as targets for small molecule drugs. Other targets we identify are attractive ONLY for small molecule drugs or therapeutic vaccines. We have developed an integrated series of tools and technologies to facilitate this process. This tool set includes:

Slide #9
Hu-03, our proprietary single DNA array, allows us to determine in any specimen the activities of essentially all human genes. Having identified more than 90% of all human genes from the public human genome sequence and combined this information with our proprietary GeneChip design, we have with Affymetrix's manufacturing capabilities created a single DNA array representing the first draft of the expressed human genome. This approach allowed us to achieve an 8-fold increase in the number of genes represented on the array, as compared to other commercially available tools. Hu-03 has been fully deployed since February.

Slide #10
We have already deployed our single human GeneChip to build extensive gene expression databases of normal human tissue collections and clinically defined tissues from 6 major cancers and angiogenesis. Numerous other cancers are being profiled as we speak

Slide #11
To date, we have populated this rapidly growing proprietary database with more than 1 billion data points. Currently we are capable of profiling 4,000 specimens per year and can expand 5-fold by adding people without any more hardware. Furthermore, we have also established an integrated, proprietary bioinformatics platform to identify disease-specific gene activity. We have a number of bioinformatic tools and algorithms for the "mining" of the large volumes of data generated from our proprietary GeneChip(TM) array.

Slide #12
Our ability to identify and validate an ongoing stream of targets is accelerated by our integration of gene activity databases with genomic and molecular structure and function, as well as published, surrounding intellectual property. You can see that the tools we have created to identify and select targets are quite distinct from those found in traditional drug discovery programs. Since we have access to, in effect, the entire expressed genome on a single proprietary DNA array, we use that technology to choose targets that are most selective to the cell type that we intend to destroy with new therapeutics, yet with anticipated minimal side effects on healthy tissues.

Slide #13
Currently, 90 targets from 6 of the most common cancers as well as genes associated with angiogenesis are in our validation process or development pipeline. Importantly, a significant portion of these are also potential small molecule targets. The systematic method we have developed and are deploying for quickly determining whether a new antibody-target combination is useful enables us to create a rich flow of new drug targets as well.

Slide #14-16
For example, in addition to the 90 of antibody targets we've identified in cancers and angiogenesis, we believe that well above and beyond these antibody-accessible targets, our database contains a significant number of targets amenable only to small molecule drugs. However, some of the antibody targets are also small molecule targets; in fact, of the 90 alluded to a moment ago, some 35 are "combination targets". Thus, identifying and validating some targets provides both antibody and small molecule drug opportunities. This is a very clear example of a bit of the synergy we anticipate capturing in our merger.

Slide #17
Now let me discuss briefly our ability to rapidly develop antibody therapeutics against the proprietary targets we discover. We have broad access to fully human antibodies through commercial collaborations, as well as internal capabilities to humanize antibodies made in non-human species. Additionally, Eos has access to technologies that couple extremely potent chemotherapeutic drugs to chosen antibodies. In this approach, our antibody homes to the cell intended for destruction and delivers selectively the potent chemical agent.

Slide #18
As evidence of our initial success in this area, we have a pipeline of targets and antibodies and anticipate a flow of therapeutic candidates into the clinic commencing next year. We are excited about our lead candidate antibody that inhibits the pathologic process of angiogenesis. This antibody candidate is now in preclinical development and we anticipate that it should be ready for the clinic mid next year. Our pipeline should yield multiple therapeutic candidates moving toward the clinic over the next several years.

Slide #19
Joe also mentioned the quality of our employees. We have assembled a highly skilled and experienced management team. Joe has already mentioned my background. Herb Heyneker, our Chief Technology Officer, founded Array

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Technologies, Eos' predecessor company, in 1996 after holding senior level scientific positions at Genentech, Genencor, Glycogen, and ProtoGene
Laboratories.

Barbara Finck is our most recent management team member. Dr. Finck is a board certified rheumatologist, trained at UCSF, who joined us last month from Immunex where she was responsible for, among other activities, the clinical development of Enbrel.

David Mack, our Vice President of Genomics Research, trained in molecular genetics and cellular immunology at the University of Chicago and Stanford. David led the cancer biology program and co-lead bioinformatics at Affymetrix before joining Eos in 1998.

Richard Murray, our Vice President of Biological Research received his Ph.D. in immunology and genetics from the University of North Carolina and spent more than a decade at DNAX Research Institute/Schering Plough, where he headed their mouse genetics effort. Rich joined Eos in 1998, along with his long-time scientific collaborator, David Mack.

Ed Ching, our VP Intellectual Property, received his Ph.D. from Cal Tech and completed a postdoc at Rockefeller University before attending law school at Columbia. He was also at DNAX/Schering Plough and earlier, Townsend, Townsend & Crew before joining Eos last year.

John Whelan, CFO and VP Finance, joined us last year from Agilent. He was at HP in corporate development for many years and has a computer science background in addition to his MBA.

Slide #20
The validity of our approaches to target discovery and validation and to antibody development is evidenced by our collaborations with several well-known organizations. We partnered with Biogen for the discovery and validation of targets for therapeutic antibodies and proteins for breast cancer. In addition to an up front payment and research funding, Biogen is obligated to pay us milestones upon the acceptance and further development of targets and antibodies, and royalties if any product is ultimately developed and marketed. We entered into a similar collaboration with Aventis-Pasteur for the discovery and development of DNA - based vaccines for breast cancer and angiogenesis.

In addition to R & D partnerships, we have established a co-development program with Medarex for fully human monoclonal antibodies to 5 of our genomics-derived targets. And finally, in collaboration with Case Western Reserve University, we were awarded a $6.7 million grant from National Cancer Institute for the molecular characterization of colorectal cancer.

That is a quick overview of E. I'd be happy to answer any questions you might have about our technology or our company in general at the end of this call. Now I'd like to turn the call back to Joe.

JOE:

Slide #21
Thanks David. While most of you know Pharmacopeia, I'd like to give you a brief refresher of our skills and assets, both in drug discovery and in software, and my assessment of some of the bigger opportunities that will be created by this combination.


Slide #22
Pharmacopeia's drug discovery capabilities utilize a range of technologies that have enabled success in a variety of therapeutic areas, primarily in collaboration with many large pharmaceutical and biotech companies. Drug discovery strengths at Pharmacopeia include proprietary small molecule combinatorial chemistry, medicinal chemistry, assay development, high and ultra high throughput screening, as well as secondary biological tools to move from lead discovery through optimization. Coupled with the experimental chemistry and biology platform are 3-D modeling capabilities and IN SILICO predictive tools in the areas of absorption, solubility, protein binding and blood brain barrier penetration to ensure that the compounds designed and optimized are ready for in vivo evaluations.

Slide #23
The breadth of skills at Pharmacopeia includes more than 100 chemists and 40 biologists. This scientific core has designed and produced more than 7 million novel, drug-like compounds and more than 70 programs have been carried out at Pharmacopeia for scientific collaborators and for internal discovery efforts. Milestones have been achieved in 18 collaborative programs and 4 internal programs have been partnered. Pharmacopeia's success in Lead Identification is over 60% while for lead optimization, Pharmacopeia has an 80% success rate in delivering lead compounds that show improved activity, selectivity and other pharmacokinetic properties.

Slide #24
Of the more than 70 programs carried out at Pharmacopeia, 4 programs are poised for clinical development with our collaborators. Pharmacopeia's internal and collaborative Drug Discovery pipeline is further comprised of 11 advanced programs transferred to collaborative partners, 4 early pre-clinical programs and 14 on-going lead discovery and enhancement programs.

Slide #25
One obvious synergy of the proposed transaction is the combination of Eos' genomics and biology expertise with Pharmacopeia's chemistry. The combined company will be able to discover and preclinically develop its own therapeutics - both antibodies and small molecules, against proprietary targets. The combination will also allow us to exploit from Eos' genomics-based analysis intracellular targets that are not useful as antibody targets but are precisely the kinds of small molecule targets for which Pharmacopeia has repeatedly demonstrated success. We anticipate that in addition to the 90 antibody targets Eos has selected from its disease-specific database to date, at least that many more small molecule targets are represented in the already existing database.

Slide #26
In addition to creating new opportunities for our Drug Discovery business, combining Pharmacopeia and Eos should also create additional benefits for our Accelrys software business. First let me remind you what our Accelrys business is about.

Accelrys develops and markets a comprehensive portfolio of computational modeling and simulation tools, informatics capabilities and software consulting and engineering. We have more than 500 employees worldwide in R&D, sales, marketing, and consulting services. We sell software to every major pharma and biotech company and should generate software and associated revenue in excess of $100 million this year. We believe we are THE presence in scientific software applied to the life sciences.

Slide #27
Accelrys software and services uniquely span the drug discovery process from target selection to preclinical toxicology. Let me quickly highlight activities in bioinformatics, modeling and cheminformatics.

Slide #28
Our GCG Wisconsin package is the industry standard for gene sequence analysis. We are developing a new generation of enterprise wide data management, led by our well-known tool, SeqStore. We are aggressively pursuing this nascent, but rapidly growing market.

Slide #29
We are the clear market leader in modeling and simulation tools for life and materials science research. Our tools, which facilitate the discovery process from target identification through candidate evaluation, are used in all major pharma around the world.

Slide #30
Our cheminformatics products enable enterprise-wide management of biological and chemical data, data analysis and decision-making right at the scientists' desktop.

Slide #31
All of our life science software products are marketed through the Discovery Studio platform. The integrated nature of these products enables researchers to share knowledge and project data and facilitates workflow and enterprise-wide research efforts.

Slide #32
As a result of being horizontally integrated, we are able to offer our customers consulting services and systems integration opportunities. This ability truly differentiates us from our competitors who typically have individual or "vertical" offerings, rather than an integrated platform, which is strategically very important to our major clients.

Slide #33
The Pharmacopeia/Eos combination also creates new opportunities for Accelrys. First, by leveraging the unique world wide sales and marketing capabilities and broad customer base of Accelrys, we will be able to extend the data content business significantly in the bioinformatics area. The market opportunities are for complete genome expression databases, both normal and diseased and other bioinformatics solutions.

Having access to such proprietary database content for drug discovery and development will likely drive subscribers' interest in gaining access to professional services for profiling their own proprietary specimens on the same GeneChip platform. Eos has the appropriate licenses from Affymetrix to sell databases and provide profiling services with Eos' proprietary GeneChip arrays and software. The latter is another interesting high margin, revenue generating opportunity.

Second, through Eos, we will be able to apply, test, and validate our Discovery Studio platform in bioinformatics internally.

Third, we will be able to drive greater value in strategic partnerships with major clients by leveraging new scientific and senior management resources.

Slide #34
We've explained to you the obvious strengths of each company, and perhaps even more exciting, the potential created by the combination of both companies. Together, we can accomplish things that neither company can currently do on its own. Together we will have expertise in all aspects of preclinical discovery and development for antibodies and small molecules. This creates a collaborative drug discovery offering that adds further value to the merger on top of the benefits of the internal small molecule discovery and Accelrys data content and software synergies we have already explained.

We will pursue our antibody and small molecule drug discovery opportunities on our own, partnering when and if we believe it will increase the likelihood of success.

Slide #35
However, we have and will have many more opportunities than we can handle. Therefore, it is very important to consider that our combination of genomics, biology and chemistry, our combination of drug targets and drug-like compounds, and our combination of antibody and small molecule development capabilities will give us a greatly enhanced ability to attract larger and better collaborations. With specific therapeutic expertise in cancer, angiogenesis and inflammation, antibody therapeutics, small molecule candidates validated by monoclonal antibodies, and pre clinical and/or clinical data, the combined offering will be a powerful supplement to our current and new partners' discovery efforts.

These are a few of the areas in which we think we can recognize real scientific and business synergies.

Now Bruce will cover some very important financial and business plan matters. Bruce...

Thank you Joe and good morning to all of you. This is truly a very exciting day for Pharmacopeia.

Slides #36-39
Now that Joe and David have shown you the science, technology, drug discovery, collaboration, and human resource benefits that will begin to define the new drug discovery business at Pharmacopeia, there is one last resource important to note cash. The new combined company will have $210 million of cash and virtually no debt. In addition and as Joe mentioned, with our combined resources, we will have a greatly enhanced ability to attract bigger and better revenue-generating collaborations. We will have multiple choices about the opportunities we will fund and pursue internally, about the opportunities we will partner, about the forms of those partnerships, and about the optimal point in the discovery or development process at which to seek a partner. We are in the early stages of evaluating these many exciting strategic choices.


Based on our very initial evaluations, we currently intend to pursue internally, and self-fund about five opportunities initially, ramping up to perhaps ten as we expand our combined capacity. These internal prospects will likely focus primarily on the general field of cancer, and would consist of a mix of antibody and small molecule opportunities. Out-sourcing where appropriate, we would aim to take these projects at least through Phase II (a), primarily at our own expense, at which point we may seek to out-license the successful projects for a substantial up-front payment plus future milestones and royalties. We would aim to have one such self-funded project in Phase I next year, to add several candidates to Phase I each year thereafter, and to out-license a successful Phase II(a) prospect by 2005.

Slide #37
In addition, we will likely have at all times numerous target validation, protein therapeutic development, and small molecule drug discovery projects in progress funded at various levels and in various forms by several collaborators. The current combined run rate of Eos and Pharmacopeia is about 15 collaborators, and there are several more in negotiation by the separate companies. Accordingly, we expect combined drug discovery revenues in excess of $45 million in 2002. We further plan for collaborative drug discovery revenue growth to accelerate thereafter as we add more and larger collaborations and especially as we begin to out-license the later stage internally funded projects. The sources of the increased drug discovery revenues would include service fees, out-license fees, technology access fees, milestones, and eventually royalties.

Because of the costs associated with the self-funded technology development, target identification, target validation and drug discovery projects, the 2002 pro forma operating loss from our drug discovery business will be about $30 million, excluding acquisition related charges. Of course these results are different than the few million dollar loss that we would have achieved in our drug discovery business without the merger, assuming we had continued to pursue the old fee-for-services-only business plan. It is very important to note that we view this accounting difference to be a wise investment, not a loss. We expect that this strategic target identification, target validation, and drug discovery investment will create a new, much more exciting drug discovery business that will begin to show profits in 2004 at which point the effect of the merger is expected to be neutral to earnings. Thereafter, the merger is expected to be accretive. After that, we fully expect to create drug discovery profits - and shareholder value - the likes of which we would have never seen without the merger. To us this future substantial accretion must mean that the merged drug discovery business will be worth much more than our current fee-for-services business even after considering the price we propose to pay for the merger.

Slide #38
It is also very important to note that this merger will not dilute the results of Accelrys, our software business, at all. In fact, the opportunity to sell proprietary biological and chemical data content through our strong Accelrys distribution channels should enhance the revenue growth trajectory and profitability of our software business. As many of you know, we already have a small data content business within Accelrys, and we have been investigating ways by which we could significantly enhance this portion of our business. The gene expression databases available today at Eos, the future additions to be made to these gene expression databases, the chemical and screening data available at Pharmacopeia, and the ADME information to be mined from the combination of this data will give us this opportunity. In addition, we expect that the data content business will naturally drive additional demand for modeling, simulation, analyses, database and workflow software sales as well as the GeneChip array-based profiling services mentioned earlier.

Accordingly, we reiterate here that we expect 2002 Accelrys organic revenue growth in excess of 20% driving pro forma operating profits, excluding acquisition related charges, of about $15 million. Pending the timing and form of a separation, these pro forma operating profits at Accelrys plus the interest we earn on our combined cash balance should cover most of the estimated 2002-operating deficit to result from the merged companies' aggressive drug discovery plans. Accordingly, absent further acquisitions, our $210 million cash balance would remain mostly intact.

Now let me address how today's announcement fits into our stated intention to explore the separation of our software and drug discovery businesses.

First and foremost, the acquisition of Eos makes both Pharmacopeia's drug discovery and software businesses bigger, stronger, and more competitive. Our company will be better positioned for growth in both segments of our business than we would have been on a stand-alone basis.

That being said, as you know, we have felt that the opportunity and revenue generating capacity of our Accelrys business has not been adequately reflected in Pharmacopeia's valuation. For that reason, while it is our first priority to complete the Eos merger, it is still our plan to explore a possible separation of these businesses. While we continue to see significant synergies between computational software development and experimental research, we believe there are other corporate scenarios that would allow us to recognize these productive inter-relationships while still allowing the value of each business to be optimized. One possible strategic alternative is an initial public offering of Accelrys.

Slide #39
Now before I summarize the terms of the deal, let me briefly summarize the historic operating results of Eos. In 2000, Eos generated revenues of about $1.5 million and an operating loss of about $15 million. For 2001, Eos expects revenues of about $4.5 million and an operating loss of about $22 million. These losses result primarily from the very exciting target identification, target validation, and antibody development activities ongoing at Eos.

Slide #40
Now let me quickly review the major terms of the transaction. Pharmacopeia will acquire all of the outstanding stock of Eos for approximately 10 million newly-issued shares of Pharmacopeia common stock, and Pharmacopeia will also assume options and warrants to acquire an additional 600 thousand shares of Pharmacopeia common stock. Based on the per share closing price of Pharmacopeia common stock on August 21, 2001, the transaction is valued at approximately $197 million on a fully diluted basis - that is, including the value of the options assumed. If Pharmacopeia's average stock price, computed at closing, is below $14.89 per share or a transaction value of $158.5 million, then Pharmacopeia will pay the difference between the average closing price and $14.89 per share in cash, subject to a right to terminate if the cash consideration exceeds $33.5 million. In the event that the cash consideration exceeds $63.4 million, Eos will have the right to terminate the transaction. If Pharmacopeia's average stock price is above $20.00 per share, or a transaction value of $213.0 million, Pharmacopeia will issue a number of shares and options equivalent to a transaction value of $213.0 million.

The $184 million current valuation includes approximately $44 million in cash held by Eos. The remainder, $140 million, represents the current implied value of Eos' science, technology and business.

The agreement has been approved by the Boards of Directors of both companies and by the Eos shareholders, but remains subject to customary closing conditions, including regulatory approval and approval by the stockholders of Pharmacopeia. The transaction is expected to close in the fourth quarter of 2001.

Upon completion of the transaction, which will be structured as a tax-free stock-for-stock exchange, Eos will become a wholly owned subsidiary of Pharmacopeia. The operations and organizations of Eos and Pharmacopeia's drug discovery businesses will be integrated into one drug discovery business, and we will retain locations in both Princeton and in South San Francisco. Joe will remain as Chairman, President and Chief Executive Officer of Pharmacopeia. David will become President of the combined drug discovery operation. Pharmacopeia's Board of Directors will be expanded to include David and Nicholas J. Pritzker, the current chairman of Eos' Board of Directors.

Now let me turn the call back to Joe for wrap up.

Slide #41
In summary then, we are excited about the opportunity to join forces with Eos. On its own, Eos excels at the identification and validation of proprietary targets for drug discovery, and at the pre-clinical development of antibodies related to those proprietary targets.

Slide #42
I believe that the tools they have developed, including gene expression databases with more than 1 billion data points, a GeneChip array containing greater than 90% of all human genes and bioinformatics software tools, set them apart from other target identification and therapeutic development companies. Their ability to rapidly develop fully human antibodies in the areas of cancer, angiogenesis, and inflammation is proven and should result in a clinical candidate sometime next year. Their ability to discover targets that are amenable to small molecule drug discovery is of particular interest to us. Finally, I feel very confident that the management teams of both companies are complementary and share a common vision - to accelerate and improve the discovery and development of drugs.

Slide #43
Together, I think we can accomplish great things. We will have the advantage of being able to develop both antibody therapeutics AND small molecules against proprietary targets. Our small molecule programs can benefit from both a steady stream of proprietary targets and in some cases even from the validation of small molecule targets preclinically or clinically by monoclonal antibodies. We will have the ability to generate pre-clinical and clinical data prior to partnering our therapeutic candidates. Collectively, we believe these improved skills and assets will facilitate our ability to negotiate with pharma collaborators. We will also have new revenue generating opportunities such as the commercialization of Eos' genomics-based tool set for target discovery. In summary, we believe that this merger will help us to increase Accelrys revenues and profits. And we believe it will enable us to achieve a run rate of a few new therapeutic candidates in the clinic per year beginning in 2003.

Slide #44
We would now be happy to answer any questions you might have. I'd like to encourage our investors and analysts on this call to ask your questions now, rather than later in individual phone calls. In light of SEC guidelines, we will be unable to answer questions of a material nature on an individual basis.

For those of you listening to this call via the webcast, or for those who access the replay, please feel free to contact me, David, Bruce or Sue to review any topics discussed on this call.


JOE'S CONCLUSION:

Thank you again for participating in our call today. We hope that you share our enthusiasm for this exciting opportunity and ask that, at the appropriate time, you vote with management and approve this transaction. We appreciate your continued support.

                                  ######

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the United States Securities and Exchange Commission by Pharmacopeia. Security holders may receive a free copy of the proxy statement/prospectus when available, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus to be filed with the SEC by Pharmacopeia, and will be available on the SEC's web site as referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                         FORM OF POWERPOINT PRESENTATION


                                  Pharmacopeia
                                      and
                               EOS Biotechnology

                                     8/22/01
            Pharmacopeia announces definitive agreement to merge with
                                Eos Biotechnology

                            [EOS BIOTECHNOLOGY LOGO]

                       LEVERAGING THE GENOME FOR THERAPY

Strategic Alternatives

        Pharmacopeia, Inc.

                Drug Discovery

Target ID and    Lead        Lead          Lead      Collaborative     Drug
 Validation    Discovery  Enhancement  Optimization    Discovery    Development

                              What PCOP Does Well


                                What PCOP Needs
                               What Eos Does Well

Eos Highlights

[PHOTO]

        o Genomics toolset with proprietary targets

        o Methods to rapidly develop therapeutic antibodies

        o Retained rights to small molecule targets

        o Experienced management team

                           [EOS BIOTECHNOLOGY LOGO]

                       LEVERAGING THE GENOME FOR THERAPY

Eos Overview

[PHOTO OF EOS HEADQUARTERS]

                        Privately-held
                        78 Employees
                                - 30 Doctorates
                                - 12 Bioinformaticists
                                - Biologists, chemists, physicians
                        31,000 ft2 in SSF, CA
                        $44 million cash

Eos Strategy

                             complete

                       Leveraging Genomic Information for
                            the Rapid Development of
                             Therapeutic Antibodies

New Paradigm in Target Validation

[PHOTO]

                        Identify pathogenic cell

                        Identify cell-specific mRNAs

                        Identify cell surface proteins

                        Attack culprit cell via target
                                - disrupt cell function with naked MAb
                                - deliver payload via MAb

The Toolkit - Eos Hu03

[PHOTO]

                o >93% expressed genome

                o Single GeneChip(R) array

                o Proprietary Eos design

                o Affymetrix custom manufacturing

                o Fully operational

Completed and Active Programs

[PHOTO]

            Cancers
                - Breast
                - Colo-rectal
                - Prostate
                - Lung
                - Bladder
                - Ovarian
                - Head and neck
                - Cervical
                - Melanoma
                - Uterine
                - Renal
                - Glioblastoma
                - Stomach

            Angiogenesis
                - Proprietary Model System

The Toolkit - Eos Genomics Content

[PHOTO]

        To date - Eos database
                - >1B datapoints

        Current profiling capacity
                - 4,000 specimens per year
                - 1.6B datapoints per year

        Data Integration
                - Expression into data analysis systems
                - Genomic sequence information with expression
                - Structure and function information with expression
                - Sequence and expression with patent database

Data Sources

        - Public Data Sources Genbank Unigene Others
        - Private Data Sources Derwent IP FASTAlert Others
        - Proprietary Data Content Exon Prediction & Structure Function
          Annotation
        - Proprietary DNA Array Design Tools
        - Proprietary Biostatistic Tools & Expression Data Content & Genomic seq. Content

                - "Downstream" Data Sources

        EOS DB

                        - EOS KNOWLEDGE-BASE
                                - Integrated Tools
                                - Integrated Content

Eos Target Pipeline

                  Total  G         Transporter/   Proteinase/  Growth    Other TM  Novel
                  #      Protein   ion Channel    Proteinase   factor/   and       unknown
                         Coupled                  inhibitor    growth    secreted  structure
                         Receptor                              receptor
Angiogenesis             2         1              2            1         1         0
Breast Cancer            0         2              2            4         14        5
Colon Cancer             0         0              1            1         3         0
Prostate Cancer          2         10             3            0         6         3
Lung Cancer              1         3              1            2         6         0
Ovarian Cancer           3         0              0            1         2         0
Bladder Cancer           1         10             1            0         2         3
TOTAL                    9         16             10           9         35        11

Eos Target Pipeline

                  Total  G         Transporter/   Proteinase/  Growth    Other TM  Novel
                  #      Protein   ion Channel    Proteinase   factor/   and       unknown
                         Coupled                  inhibitor    growth    secreted  structure
                         Receptor                              receptor
Angiogenesis      8      2            1            2           1         1         0
Breast Cancer     27     0            2            2           4         14        5
Colon Cancer      5      0            0            1           1         3         0
Prostate Cancer   24     2            10           3           0         6         3
Lung Cancer       13     1            3            1           2         6         0
Ovarian Cancer    6      3            0            0           1         2         0
Bladder Cancer    7      1            10           1           0         2         3
TOTAL             90     9            16           10          9         35        11

Disease-Enriched and Specific Targets


                     90 Mab targets       Small molecule targets

Disease-Enriched and Specific Targets


                                       36
                                   combination
                                    targets

Antibody Technologies

[PHOTO OF MOUSE]

        o Antibody generation

                - Engineered mice making fully human antibodies (Medx)
                - Phage display of antibodies (MorphoSys, BioSite)
                - Antibody engineering


        o Antibody payloads (Seattle Genetics)

                - Chemical linkers to attach potent drugs to antibodies
                - Proprietary, extremely potent chemical payloads

Cumulative Throughput in Rx Program


                         July 01     Jan 02     July 02     Jan 03     July 03
                       ---------------------------------------------------------
Targets selected             85       ~200        ~200        -          -

Cloned genes                 48        70          100        -          -

Protein                      20        40          70         -          -

Antibodies                   11        20          40         60         -
(10-100 / target)

Test Antibodies              2         8           18         30         42
(through animals)

validated target             1         2           4          6          8
& antibody

Antibody IND                 -         -           1          2          4

Eos Management Team

        David Martin, M.D. - President & CEO
                - Genentech, DuPont Merck, Chiron, Lynx

        Barbara Finck, M.D. - VP, Clinical Development
                - Alza, Immunex

        Herb Heyneker, Ph.D. - VP & CTO
                - Genentech, Genencor, Glycogen, Protogene

        David Mack, Ph.D. - VP, Genomics Research
                - Cetus, Affymetrix

        Richard Murray, Ph.D. - VP, Biological Research
                - Schering Plough/DNAX

        Ed Ching, Ph.D. - VP, Intellectual Property
                - Schering Plough/DNAX, Townsend, Townsend & Crew

        John Whelan - CFO & VP Finance
                - Hewlett Packard/Agilent

Collaborators

        [AVENTIS LOGO]                  DNA vaccine targets for cancer
        [BIOGEN LOGO]                   Antibody targets for breast cancer
        [BIOSITE DIAGNOSTICS LOGO]      Phage display of HuMAb antibodies
        [MEDAREX LOGO]                  HuMAb mice & co-development
        [SEATTLE GENETICS LOGO]         Linker & payload technologies

                              [PHARMACOPEIA LOGO]

                                [ACCELRYS LOGO]

Pharmacopeia - Scientific Strengths

[PHOTO OF EMPLOYEES AT WORK]

        Proprietary combinatorial chemistry
                - ECLiPS(TM)

        Medicinal chemistry

        Biology
                - molecular biology expertise
                - novel assay development
                - ultra high-throughput screening
                - secondary assays
                - in vitro pharmacology

        In silico predictive tools
                - absorption, solubility, stability, blood brain barrier
                  penetration

Breadth of Experience

[PHOTO]

        7 million novel, drug-like compounds

        Programs against ~70 targets
                - milestones/royalties

        Success with challenging targets

        Highly successful initial lead identification
                - >60% success rate finding sub-micromolar hits

        Highly successful optimization results
                - >80% success rate at optimizing lead compounds

        Multiple programs poised for clinical development

Success


                                     CLINIC

                            4 Development Candidates
                       11 Advanced Pre-Clinical Programs
                         4 Early Pre-Clinical Programs
                           14 Lead Discovery Programs

                           7 MILLION NOVEL COMPOUNDS

Synergies

[PHOTO]

        o Genomics + Biology + Chemistry

             - Antibody validated small molecule targets
             - Prioritization of small molecule targets by expression profiles
             - Hit-based target validation in biological models

The New Pharmacopeia


                Pharmacopeia, Inc.

        [ACCELRYS LOGO]
                o Bioinformatics
                o Cheminformatics
                o Life Science Modeling
                o Materials Modeling
                   o Consulting

        Drug Discovery Division
                o Lead Discovery
                o Lead Enhancement
                o Lead Optimization
                o Collaborative Discovery

Accelrys in the Drug Discovery Process

        [CHART SHOWING ACCELRYS'S DRUG DISCOVERY PROCESS]

Accelrys Bioinformatics

[PHOTO OF HAND]

        18 years of bioinformatics leadership
                - GCG Wisconsin Package

        A market leader for:
                - Analysis, annotation & reporting of sequence data
                - Secure enterprise-wide data management
                - Access to core discovery databases
                - Multi-platform servers and desktop clients

Accelrys Life Science Simulation

[PHOTO]

        15 years as a leading software provider for structural biology and rational drug design
                - Cerius(2), Catalyst, Insight II, Quanta

        Now integrating project data management into modeling for:
                - Target identification
                - Target characterization
                - Lead definition
                - Lead optimization
                - Candidate evaluation

Accelrys Cheminformatics

[PHOTO]

        Technology, tools, data content
                - Enterprise-wide biology and chemistry data management
                - Databases and analysis tools on the scientist's desktop
                - Chemistry-enabled productivity tools
                - Decision support and analysis
                - Line-of-business, workflow focus

Discovery Studio(TM) Platform

                     [DISCOVERY STUDIO(TM) PLATFORM CHART]

Accelrys Consulting Services

[PHOTO OF EMPLOYEES AT WORK]

         Innovative custom solutions to meet rapidly changing needs:
                - Customization
                - Applications development
                - Connectivity with 3rd party hardware & software

         Systems Integration. Leverage Accelrys' unique technology and knowledge base to build flexible enterprise-wide solutions:
                - Data and Information Workflow
                - Knowledge Management
                - Decision Support

Synergies

[PHOTO]

        Genomics + Biology + Chemistry

        Commercialize genomics toolset through Accelrys
                - Gene expression database content
                - Bioinformatics software

        Complete genome expression profiling

Combined Company

                               Pharmacopeia, Inc.

        Mab & Drug Discovery & Development
                o Target Discovery              = Eos Biotechnology
                o Lead Discovery                = PCOP Drug Discovery
                o Lead Qualification            = PCOP Drug Discovery
                o Lead Optimization             = PCOP Drug Discovery
                o Drug Developmnent             = Eos Biotechnology

        [ACCELRYS LOGO]
                o Bioinformatics                = Accelrys Software
                o Cheminformatics               = Accelrys Software
                o Life Science Simulation       = Accelrys Software
                o Materials Science             = Accelrys Software
                o Consulting                    = Accelrys Software
                o Gene Expression Data Base     = Eos Biotechnology

Synergies

[PHOTO]

                Genomics + Biology + Chemistry
                Commercialize genomics toolset through Accelrys
                Complete genome expression profiling
                New and larger collaborations
                        - Novel, genome-derived targets
                        - Pathobiology expertise
                        - Antibody therapeutics
                        - Small molecule candidates
                        - Pre-clinical models
                        - Pre-clinical & clinical infrastructure
                        - In-licensing opportunities

Financial Resources of Combined Company


        Cash
           - $210 million

        No debt

        Enhanced revenue opportunities
           - larger, profit-generating collaborations

Drug Discovery Guidance

[PHOTO]

        Revenues
                - > $45 in `02
                - Growing thereafter

        Pro Forma Operating Loss
                - $30 million in `02
                - Profits in `04

Accelrys Guidance

[PHOTO]

      2002
        - 20% organic revenue growth
        - $15 million pro forma operating profit

      Data content opportunity
        - Opportunity to further accelerate future revenue growth rates
        - increased demand for related products

Eos Financials
(in millions)


                            2000                   2001E
                            ----                   -----
        Revenues            $1.5                   $4.5
        Operating loss      ($15)                  ($22)

Key Terms

        Consideration:          10.6 million PCOP shares
                                (fully diluted)

        Collars:                $14.89/$20

        Expected close:         Q4 2001

        Structure:              wholly-owned subsidiary

        Board composition:      7 PCOP/2 Eos

Summary


                            [EOS BIOTECHNOLOGY LOGO]

                       LEVERAGING THE GENOME FOR THERAPY

Eos Highlights

[PHOTO]

                Genomics toolset to discover & validate proprietary targets

                Methods to rapidly develop therapeutic antibodies

                Retained rights to small molecule targets

                Experienced management team

What NEW can we do together ?


        Discover our own therapeutics
                - Antibodies
                - Small molecule drugs

        Partner Rx candidates, retain part ownership
                - Disease-specific collaborations
                - Antibodies PLUS drugs for novel targets
                - Therapeutic candidates with clinical and-or pre-clinical data

        Expand Accelrys' offerings
                - Proprietary content--complete genome expression
                - Genomic knowledge-base

                              [PHARMACOPEIA LOGO]

                                    ######

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS") WHEN IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the United States Securities and Exchange Commission by Pharmacopeia. Security holders may receive a free copy of the proxy statement/prospectus when available, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

Pharmacopeia and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of Pharmacopeia's stockholders to approve the proposed acquisition of Eos. Such individuals may have interests in the acquisition, including as a result of holding shares or options of Pharmacopeia. A detailed list of the names, affiliations and interests of the participants in the solicitation will be set forth in the proxy statement/prospectus to be filed with the SEC by Pharmacopeia, and will be available on the SEC's web site as referenced above.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.